Virtus Mutual Funds

101 Munson Street

Greenfield, MA 01301-9683

December 10, 2012

United States Securities and Exchange Commission

Division of Investment Management

Attn: Sheila Stout

100 F Street, NE

Washington, D.C.    20549

Re:	Virtus Equity Trust (Filing for 03/31/2012)

                        Investment Company Act File No. 811-00945

                    Virtus Insight Trust (Filing for 12/31/2011)

                        Investment Company Act File No. 811-07447

                    Virtus Institutional Trust (Filing for 12/31/2011)

                        Investment Company Act File No. 811-09140

                    (Each a “Fund” and together “Funds”)

Dear Ms. Stout:

Pursuant to our conversation on November 8, 2012, please see the below responses, submitted on behalf of the Funds, to your comments relating to the Funds’ financial statements. I have set forth (and underlined) each of your comments preceding our responses in the following enumerated items. We understand that the responses to these comments are to be applied to all of the Funds’ financial statements that are dated after the date of our above-referenced conversation.

1.	With respect to the Virtus Intermediate Government Bond Fund and the Virtus Intermediate Tax Exempt Bond Fund, the most recent Form N-SAR filings list the funds as inactive but EDGAR continues to show these funds as active. Please explain.

Any liquidated/merged fund is kept active until the next Form N-PX/Form N-SAR filing, whichever is later. After such filings are completed, a Form N-8F is filed to deregister the fund at which point the fund is considered inactive. The two funds mentioned above are in the process of being moved to inactive status by the anticipated filing of Form N-8F.

2.	Please explain the variation in performance results for the Virtus Quality Small Cap Fund between the period ended September 30th and period ended March 31, 2012.

1 year period ended 3/31/2012 (Quality Small Cap 7.73% vs. Russell 2000 Value Index -1.07%):

Each of the 6 month periods that comprise the fiscal year ended 3/31/2012 present two very different market environments. Much of the relative outperformance of the Fund to the Style-Specific index for the fiscal year ended 3/31/2012 occurred from April 2011 to September 2011 when the Russell 2000 Value Index was down -23.56%. Over that same time period, the Virtus Quality Small-Cap Fund (A share) was down -13.28%. As anticipated, due to the high quality nature of the holdings, the Fund performed better than the index in a period when the equity market was down sharply. For the 6 month period ended 3/31/12, the Russell 2000 Value Index was up 29.41% with lower quality companies leading the market. The Fund (A share) was up 24.23%, keeping up with the market but slightly trailing. Because the Fund focuses on stocks of higher quality companies, the Fund tends to trail the index in a market driven by lower quality, higher risk companies.

Current quarter ended 9/28/2012 (Quality Small Cap 0.16% vs. Russell 2000 Value Index 5.67%):

The third quarter 2012 saw a sharp rise in the equity markets with lower quality companies benefiting the most. Lower S&P ranked stocks (B and lower) performed better than higher ranked stocks (B+ and higher). Below investment grade companies did much better than investment grade as well. In that kind of market environment, the Virtus Quality Small-Cap Fund may underperform its benchmark as the Fund does not invest in lower quality, lower ranked companies.

3.	Please explain why the prospectus risks do not include disclosure regarding industry concentration given the percentages held in the following industries: Virtus Small-Cap Sustainable Growth Fund (35% Information Technology), Virtus Strategic Growth Fund (30% Information Technology), Virtus Mid-Cap Growth Fund (25% Information Technology), Virtus Mid-Cap Value Fund (25% Industrials) and Virtus Emerging Markets Opportunities Fund (34% Consumer Staples).

Holdings in the shareholder reports for the Virtus Funds are reported at the sector level not industry level. Therefore each of the percentages noted above reflects a fund’s holdings at the sector level. For instance, the sector entitled “Industrials” is comprised of twenty-seven industries ranging from Aerospace and Defense to Trucking. During the time periods reflected in the reports under review, none of the above-referenced funds had a concentration of greater than 25% in any one industry.

4.	Several of the Funds show a receivable due from the adviser. Please confirm that the receivable has been received by those Funds.

All receivables due from the adviser were wired into the Funds on April 17, 2012. Virtus traced amounts to custody statements on that day, noting amounts tied to the March 31, 2012 balance sheet.

5.	Please explain why the Financial Highlights table for Virtus Small-Cap Sustainable Growth Fund contains a line item for recoupment of expenses, but the prospectus fee table for the Fund does not. Please consider the SEC guidance regarding presentation of any recoupment of previously waived fees and expenses.

The recoupment for Virtus Small-Cap Sustainable Growth Fund is less than one basis point, which is why it is not shown in the fee table of the prospectus. We are aware of the SEC guidance and, to the extent we haven’t previously, will be sure all future disclosure is presented accordingly.

6.	With respect to the Virtus Mid-Cap Core Fund and Virtus Mid-Cap Growth Fund, please explain differences in expense ratios between Financial Highlights and prospectus fee tables.

With respect Virtus Mid-Cap Core Fund and the prospectus fee table calculations, we use the Class A share Other Expenses for Classes C and I shares. In cases where there is a difference in allocation to the classes due to the growth of one class, for example, the ratios may not be in line across classes. Therefore, using Class A’s other expenses will cause differences when compared to the Financial Highlights. The ratio for Other Expenses is the same across classes for the prospectus fee table, as we expect each class to accrue the same ratio of Other Expenses on a go-forward basis.

With respect to Virtus Mid-Cap Growth Fund, the expense ratio in the Financial Highlights table includes extraordinary expenses related to a sub-adviser change. This amount is excluded in the prospectus ratio because it is not considered an ongoing expense for the fund.

7.	Please explain why net fees for some Funds are higher than gross fees in the Financial Highlights table. For recoupment only net fees should be shown.

For the Virtus Quality Small-Cap Fund and Virtus Mid-Cap Value Fund, the net expense ratios are higher than the gross due to recapture of expenses previously waived. The current footnotes in the Funds’ Financial Highlights have noted next to the net ratio “See Note X in the Notes to Financial Statements for information on recapture of expenses previously waived.” In order to provide shareholders or future shareholders additional clarity on these ratios, in instances where the Funds’ net ratio is higher than the gross due to recapture of expenses previously waived, in future Financial Highlights we will remove the gross ratio, replace with a dash, and footnote the gross ratio to read “Prior to recapture of expenses previously waived, the gross ratio was X.XX%”. The net ratio will remain, with a standard footnote that reads “See Note X in the Notes to Financial Statements for information on recapture of expenses previously waived.”

8.	With respect to the notes to the financials, please clarify the current status of the securities lending program.

Due to market volatility and news of broker instability, securities lending was suspended on all Funds effective Monday November 7, 2011. Currently, all securities lending activity continues to be suspended on all Virtus Mutual Funds.

9.	For future filings, please include the Auditor’s city and state in the Audit Opinion.

The Funds’ future audit opinions will include the Auditor’s city and state.

10.	With respect to Item 4 of Virtus Equity Trust’s Form N-CSR, please explain why fees for tax services to the trust decreased to $42,550 in 2011 from $71,000 in 2010 when the fees for other Virtus trusts remained constant. For Virtus Insight Trust, why did audit and tax service fees decrease but audit related fees increased.

Virtus Equity Trust: All PwC fees are reported on a “paid” basis i.e. fees are reported in the period in which payment is made. Payments for 2009-2010 made in 2010-2011 were $7,650. There were three fund mergers during the period 2009 to 2011. This required additional payments of $5,000 for tax services in 2010-2011. Further, due to these mergers and reduced number of funds the tax fees for 2011-2012 reduced by approximately $10,000. Additional tax consulting fees paid for 2010 compared to 2011 were $5,900. These payments explain the increase in tax fees which are mainly due to additional services paid for and the timing of when the bills were paid.

Virtus Insight Trust: A portion of Audit fees ($20,874) was inadvertently shown under audit related fees. Audit related fees should have been reported as $23,385. We will correct this in our next N-CSR filing for December 31, 2012.

11.	With respect to Form N-Q and Form N-CSR filings made for periods ending after December 15, 2011, please explain why the fair value measurement disclosures required by ASU 2011-04 are not provided.

ASU 2011-04 was effective for interim and annual periods beginning after December 15, 2011. For Funds with a year end of December 31, 2011, the disclosures became effective as of March 31, 2012 and for Funds with a year end as of March 31, the disclosures became effective as of June 30, 2012. We have disclosed under Note 13 in the Virtus Insight Trust and Virtus Equity Trust Annual Financial Statements ASU 2011-04 as a new accounting pronouncement.

Pursuant to the Commission’s press release (“SEC Staff to Publicly Release Comment Letters and Responses,” 2004-89), the Funds acknowledge the following:

•	Each Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these answers are responsive to your comments. Should you have any questions or comments relating to the foregoing, please feel free to contact me at (860) 263-4791 or by e-mail at Kevin.Carr@Virtus.com.

Sincerely,

/s/ Kevin J. Carr

Kevin J. Carr

Secretary of the Funds